

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

January 19, 2017

Ryan Morris, CFA
Meson Capital Partners LLC
One Sansome Street, Suite 1895
San Francisco, CA 94104

> **Re:** **Sevcon, Inc.**
> **Definitive Additional Soliciting Material**
> **Filed January 17, 2017 by Meson Capital LP et al.**
> **File No. 001-09789**

Dear Mr. Morris:

We have reviewed your filing and have the following comments.

<u>General</u>

1. We understand that Anthony Posawatz was an executive officer of Fisker Automotive until three months before the company filed a petition under Federal bankruptcy laws. If so, please advise how you intend to provide investors with the disclosure required by Item 401(f)(1) of Regulation S-K or tell us how you determined that this disclosure was unnecessary.

2. Please confirm that you will qualify the following types of statements as your belief in future filings:

   - "… our efforts to resolve this proxy contest have been doggedly rebuffed by Chairman Matt Goldfarb."
   - "… a group that continues to demonstrate limited interest … in the success of … the Company …."

Please contact Christina Thomas at (202) 551-3577 or me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Christopher P. Davis, Esq.
        Kleinberg, Kaplan, Wolff & Cohen, P.C.